Pricing supplement No. W9B Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-137902 Dated June 25, 2008

Call Warrants Linked to the Performance of a Basket of Asian Currencies Relative to the U.S. Dollar

Deutsche Bank AG, London Branch

$1,651,000

Call Warrants Linked to the Performance of a Basket of Asian Currencies Relative to the U.S. Dollar Expiring on or about June 25, 2010

Investment Description

Call Warrants Linked to the Performance of a Basket of Asian Currencies Relative to the U.S. Dollar (the “Warrants”) provide leveraged exposure to the potential appreciation of a basket (the “Basket”) of Asian Currencies relative to the U.S. Dollar. The underlying currencies are the Indonesian Rupiah, the Indian Rupee, the Malaysian Ringgit and the Philippine Peso (the “Basket Currencies”). If the Basket Performance is positive, investors will receive a Cash Settlement Amount equal to the product of the Notional Amount and the Basket Performance. If the Basket Performance is equal to or less than zero, investors will lose their entire investment in the Warrants.

Features

❑	Leveraged exposure to the performance of a basket of Asian currencies.

❑	Diversification of portfolio into foreign currency markets in a US dollar denominated instrument.

❑	Total notional exposure of 50.25 times the Issue Price.

Key Dates

Trade Date	June 25, 2008
Issue Date	June 30, 2008
Automatic Exercise Date[1]	June 25, 2010
Final Settlement Date[1]	June 30, 2010
[1]	Subject to postponement in the event of a market disruption event and as described under “Description of Warrants” in the accompanying product supplement W-B.

Security Offering

We are offering Warrants Linked to the Performance of a Basket of Asian Currencies Relative to the U.S. Dollar. You must have an options-approved brokerage account in order to purchase the Warrants. The Warrants will be exercised on the Automatic Exercise Date and are not exercisable by you or by us for any reason prior to the Automatic Exercise Date. Any payment upon exercise will be determined solely by the performance of the Basket and will not be subject to a stated maximum gain. The Warrants are our senior unsecured obligations and are offered at a minimum investment of $10,000 (1,000 Warrants).

Basket Currencies	Reference Currency	Basket Currency Performance Weightings	Leverage	Security CUSIP/ISIN
PHP, IDR, INR, MYR	USD	Each Basket Currency Performance comprises 25% of the Basket.	5025%	25154H 236/US25154H2360

Investing in the Warrants involves a high degree of risk, including the risk that the Warrants will expire worthless if the Basket does not appreciate. Purchasers should be prepared to sustain a total loss of their investment and should consider carefully the matters set forth in “Key Risks” in this pricing supplement and “Risk Factors” in the accompanying product supplement.

See “Additional Terms Specific to the Warrants” in this pricing supplement. The Warrants will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 15, 2007, product supplement W-B dated January 25, 2008, and this pricing supplement.

See “Key Risks” in this pricing supplement and “Risk Factors” in the accompanying product supplement W-B for risks related to investing in the Warrants.

Deutsche Bank AG has filed a registration statement (including the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 15, 2007, and the product supplement W-B dated January 25, 2008) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest in the Warrants, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Warrants at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Warrants prior to their issuance. We will notify you in the event of any changes to the terms of the Warrants, and you will be asked to accept such changes in connection with your purchase of any Warrants. You may also choose to reject such changes, in which case we may reject your offer to purchase the Warrants.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Warrants or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus, prospectus supplement or product supplement. Any representation to the contrary is a criminal offense. The Warrants are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Warrant	$10.00	$0.50	$9.50
Total	$1,651,000.00	$82,550.00	$1,568,450.00
(1)	For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this pricing supplement.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$1,651,000.00	$64.88

UBS Financial Services Inc.

Additional Terms Specific to the Warrants

You should read this pricing supplement, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 15, 2007, relating to our warrants, and the more detailed information contained in the product supplement W-B dated January 25, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Product supplement W-B dated January 25, 2008:

http://www.sec.gov/Archives/edgar/data/1159508/000119312508012419/d424b21.pdf

♦	Prospectus supplement dated November 15, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507248659/d424b3.htm

♦	Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

References to “Deutsche Bank AG,” “we,” “our” and “us” refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this pricing supplement, “Warrants” refers to the Warrants Linked to the Performance of a Basket of Asian Currencies Relative to the U.S. Dollar that are offered hereby, unless the context requires otherwise.

This pricing supplement, together with the documents listed above, contains the terms of the Warrants and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should consider carefully, among other things, the matters set forth in “Key Risks” in this pricing supplement and “Risk Factors” in the accompanying product supplement, as the Warrants involve a high degree of risk not associated with an investment in conventional securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Warrants.

Investor Suitability

The Warrants may be suitable for you if:

♦	You have an options-approved brokerage account;

♦	You seek an investment with a return linked to the performance of the Basket of Asian currencies relative to the U.S. dollar described in this pricing supplement;

♦	You believe the Basket Performance will exceed the Warrant Premium Percentage over the term of the Warrants;

♦

You are willing to accept the risk that you may lose all of your investment if the Basket Performance is equal to or less than zero and some of your investment if the Basket Performance is positive but less than the Warrant Premium Percentage;

♦	You are willing and able to hold the Warrants to expiration and are aware that there may be little or no secondary market for the Warrants; and

♦	You do not seek current income from this investment.

The Warrants may not be suitable for you if:

♦	You do not have an options-approved brokerage account;

♦	You do not seek an investment with exposure to the currencies and to the currency and other risks described in this pricing supplement;

♦	You do not believe the performance of the Basket will exceed the Warrant Premium Percentage over the term of the Warrants;

♦	You are not willing to accept the risk that you may lose all of your investment;

♦	You prefer the lower risk, and therefore accept the potentially lower returns, of conventional securities or of fixed income investments with comparable maturities and credit ratings;

♦	You are unwilling or unable to hold the Warrants to expiration;

♦	You seek an investment for which there will be an active secondary market; or

♦	You seek current income from your investments.

Final Terms

Issuer	Deutsche Bank AG, London Branch

Issue Price	$10 per Warrant (subject to a minimum purchase of 1,000 Warrants)

Warrant Premium Percentage	1.99% of the Notional Amount (equal to the Issue Price divided by the Notional Amount)

Notional Amount	$502.50

Leverage	5025% (equal to the Notional Amount divided by the Issue Price)

Term	2 years

Underlying	Basket Currency	Currency Performance Weighting
	Indonesian Rupiah (IDR) Indian Rupee (INR) Malaysian Ringgit (MYR) Philippine Peso (PHP)	25% 25% 25% 25%

Cash Settlement Amount (per Warrant)

If the Basket Performance is positive, you will receive, per Warrant:

Notional Amount x Basket Performance

If the Basket Performance is equal to or less than zero, you will receive, per Warrant:

$0

In this scenario, you will lose your entire investment.

The Basket Performance must be greater than the Warrant Premium Percentage in order for you to receive a Cash Settlement Amount that is greater than the Issue Price. If the Basket Performance is positive but less than the Warrant Premium Percentage, you will lose a portion of your investment in the Warrants.

Basket Performance	The arithmetic mean of the Currency Performance for each of the Basket Currencies

Currency Performance	For each Basket Currency, calculated as follows: (Strike Level – Final Level) / Strike Level

Strike Level	For each Basket Currency, the Initial Spot Rate

Final Level	For each Basket Currency, the Spot Rate on the Automatic Exercise Date

Initial Spot Rate

The Initial Spot Rates for the Basket Currencies to be used in determining the Strike Level (which represent the spot exchange rates determined by the Issuer on the business day immediately following the Trade Date using available sources and not necessarily the sources referred to in the Spot Rate definitions set forth below) are as follows:

USDIDR:                    9229.0

USDINR:                    42.7300

USDPHP:                   44.4670

USDMYR:                  3.2555

Spot Rate	For each Basket Currency, the spot exchange rate for such currency against the U.S. dollar, quoted as the number of units of such currency per 1 U.S. dollar as determined by the calculation agent by reference to the Spot Rate definitions set forth below under the section heading “Basket Currencies.”

Automatic Exercise Date	June 25, 2010

Determining the Cash Settlement Amount

If the Basket Performance is equal to or less than zero, you will lose your entire investment. If the Basket Performance is positive but less than the Warrant Premium Percentage, you will lose a portion of your investment in the Warrants.

What are the tax consequences of the Warrants?

You should review carefully the section in the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.” Although the tax consequences of an investment in the Warrants are uncertain, we believe that the Warrants should be treated as cash-settled options for U.S. federal income tax purposes. Under this treatment, because of the application of certain rules and regulations relating to foreign currency instruments under Section 988 of the Code, gain or loss on the sale, exchange, exercise or lapse of the Warrants should be treated as ordinary income or loss unless, on or before the date on which you acquire your Warrants, you make a valid election to treat such gain or loss as capital gain or loss pursuant to the applicable Treasury regulations. If a valid election is made before the close of the day on which you acquire your Warrants, your gain or loss on the Warrants should be capital gain or loss and should be long-term capital gain or loss if at the time of sale, exchange, exercise or lapse you have held the Warrants for more than one year. The deductibility of capital losses is subject to certain limitations.

To make this election, you must, in accordance with the detailed procedures set forth in the regulations under Section 988 of the Code, either (a) clearly identify the transaction on your books and records on the date you acquire your Warrants as being subject to such an election and file the relevant statement verifying such election with your federal income tax return, or (b) otherwise obtain independent verification.

Under current law, neither the United Kingdom nor Germany will impose withholding tax on payments made with respect to the Warrants.

Neither UBS Financial Services Inc. nor Deutsche Bank AG provides any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the Warrants (including possible alternative treatments), as well as any tax consequences arising under the laws of any state, local of non-U.S. taxing jurisdiction.

Hypothetical Examples and Table of Cash Settlement Amounts

The following examples show scenarios for the return on the Warrants, assuming Leverage of 5025%, a Warrant Premium Percentage of 1.99% and a range of hypothetical Basket Performance.

The following table and examples illustrate the potential Cash Settlement Amounts per Warrant for a hypothetical range of Basket Performance and assume Leverage of 5025%, a Warrant Premium Percentage of 1.99%, and a Notional Amount of $502.50 per Warrant. The following results are based solely on the hypothetical example cited. Numbers in the following table and examples have been rounded for ease of analysis.

Hypothetical Basket Performance	Cash Settlement Amount	Cash Settlement Amount - Issue Price	Percentage Return on the Warrants
100%	$502.50	$492.50	4925.0%
90%	$452.25	$442.25	4422.5%
80%	$402.00	$392.00	3920.0%
70%	$351.75	$341.75	3417.5%
60%	$301.50	$291.50	2915.0%
50%	$251.25	$241.25	2412.5%
40%	$201.00	$191.00	1910.0%
30%	$150.75	$140.75	1407.5%
20%	$100.50	$ 90.50	905.0%
10%	$ 50.25	$ 40.25	402.5%
1.5%	$ 7.54	-$ 2.46	-24.6%
0%	$ 0.00	-$ 10.00	-100.0%
-10%	$ 0.00	-$ 10.00	-100.0%
-20%	$ 0.00	-$ 10.00	-100.0%
-30%	$ 0.00	-$ 10.00	-100.0%
-40%	$ 0.00	-$ 10.00	-100.0%
-50%	$ 0.00	-$ 10.00	-100.0%
-60%	$ 0.00	-$ 10.00	-100.0%
-70%	$ 0.00	-$ 10.00	-100.0%
-80%	$ 0.00	-$ 10.00	-100.0%
-90%	$ 0.00	-$ 10.00	-100.0%
-100%	$ 0.00	-$ 10.00	-100.0%

Example 1: The Basket Performance is 10%.

The USD appreciates or depreciates relative to each of the IDR, INR, MYR and PHP, resulting in a positive Basket Performance of 10.00%. The table below shows hypothetical data that would result in a Basket Performance of 10.00%:

Basket Currency	Hypothetical Initial Spot Rate	Hypothetical Final Spot Rate	Currency Performance
INR	42.73	34.184	20.00%
IDR	9229	11074.8	-20.00%
PHP	44.467	37.797	15.00%
MYR	3.2555	2.4416	25.00%

Basket Performance = (20% x .25) + (-20% x .25) + (15% x .25) + (25% x .25) = 0.10 = 10.00%

Because the Basket Performance is positive, the investor receives a Cash Settlement Amount upon exercise of $50.25 per Warrant, calculated as follows:

Cash Settlement Amount per Warrant = Notional Amount x Basket Performance = $502.50 x 10% = $50.25.

Example 2: The Basket Performance is 1.50%.

The USD appreciates or depreciates relative to each of the IDR, INR, MYR and PHP, resulting in a positive Basket Performance of 1.50%. The table below shows hypothetical data that would result in a Basket Performance of 1.50%:

Basket Currency	Hypothetical Initial Spot Rate	Hypothetical Final Spot Rate	Currency Performance
INR	42.73	36.7478	14.00%
IDR	9229	11074.8	-20.00%
PHP	44.467	42.244	5.00%
MYR	3.2555	3.0276	7.00%

Basket Performance = (14% x .25) + (-20% x .25) + (5% x .25) + (7% x .25) = 0.015 = 1.50%

Because the Basket Performance is positive, the investor receives a Cash Settlement Amount upon exercise of $7.54 per Warrant, calculated as follows:

Cash Settlement Amount per Warrant = Notional Amount x Basket Performance = $502.50 x 1.50% = $7.54.

In this example, even though the Basket Performance is positive, the investor loses a portion of his investment because the Basket Performance is less than the Warrant Premium Percentage of 1.99%.

Example 3: The Basket Performance is zero.

The USD appreciates or depreciates relative to each of the IDR, INR, MYR and PHP, resulting in a Basket Performance of zero. The table below shows hypothetical data that would result in a Basket Performance of zero:

Basket Currency	Hypothetical Initial Spot Rate	Hypothetical Final Spot Rate	Currency Performance
INR	42.73	38.457	10.00%
IDR	9229	11074.8	-20.00%
PHP	44.467	42.244	5.00%
MYR	3.2555	3.0927	5.00%

Basket Performance = (10% x .25) + (-20% x .25) + (5% x .25) + (5% x .25) = 0.00 = 0.00%

Because the Basket Performance is zero, the Cash Settlement Amount is zero.

Example 4: The Basket Performance is -20%.

The USD appreciates or depreciates relative to each of the IDR, INR, MYR and PHP, resulting in a negative Basket Performance of -20.00%. The table below shows hypothetical data that would result in a Basket Performance of -20.00%:

Basket Currency	Hypothetical Initial Spot Rate	Hypothetical Final Spot Rate	Currency Performance
INR	42.73	38.457	10.00%
IDR	9229	11074.8	-20.00%
PHP	44.467	62.254	-40.00%
MYR	3.2555	4.2322	-30.00%

Basket Performance = (10% x .25) + (-20% x .25) + (-40% x .25) + (-30% x .25) = -0.20 = -20.00%

Because the Basket Performance is negative, the Cash Settlement Amount is zero.

If the Basket Performance, calculated as described in this pricing supplement, is less than or equal to zero, the Cash Settlement Amount will be zero, and you will lose your entire investment. If the Basket Performance, calculated as described in this pricing supplement, is positive but less than the Warrant Premium Percentage, you will lose a portion of your investment.

Key Risks

An investment in the Warrants involves significant risks not associated with an investment in conventional securities. Some of the risks that apply to an investment in the Warrants are summarized below, but we urge you to read the more detailed explanation of risks relating to the Warrants generally in the “Risk Factors” section of the accompanying product supplement W-B. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Warrants.

♦

The Warrants constitute a risky investment and may expire worthless—The Warrants are highly speculative and highly leveraged. If the Basket Performance is equal to or less than zero, the Warrants will expire worthless and you will lose your entire investment. The Warrants are not suitable for investors who cannot sustain a total loss of their investment. You should be prepared to sustain a total loss of your investment in the Warrants.

♦

Investors may lose money even if the Basket Performance is positive—Even if the Basket Performance is positive, you will lose a portion of your investment in the Warrants if the Basket Performance is less than the Warrant Premium Percentage. In order for you to receive a Cash Settlement Amount greater than the Issue Price, the Basket Performance must be greater than the Warrant Premium Percentage.

♦

Investing in the Warrants is not equivalent to investing directly in the Basket Currencies —You may receive a lower return on automatic exercise (including the total loss of your investment) than you would have received if you had invested directly in one or more of the Basket Currencies. In addition, the Basket Performance is dependent on the Currency Performance of each of the Basket Currencies, which is in turn based upon the formula set forth above. Currency Performance is dependent solely on such stated formula and not on any other formula that could be used for calculating currency performance.

♦	The Warrants are suitable only for investors with options-approved accounts—You will not be able to purchase the Warrants unless you have an options-approved brokerage account.

♦

The Warrants do not provide for interest or coupon payments and do not guarantee any return of your initial investment—The Warrants do not provide for interest or coupon payments and may not return any of your initial investment. The Cash Settlement Amount will be determined pursuant to the terms described in this pricing supplement. You will lose all of your investment if the Basket Performance is equal to or less than zero.

♦

The time remaining to the Automatic Exercise Date may adversely affect the market value of the Warrants—You will lose your entire investment if the Basket Performance is equal to or less than zero. This risk reflects the nature of a warrant as an asset that tends to decline in value over time and that will be worthless if it is “out-of-the-money” when it is exercised. Assuming all other factors are held constant, the risk that the Warrants will expire worthless will increase the more the performance of the Basket is negative and the shorter the time remaining until the Automatic Exercise Date. Therefore, the market value of the Warrants will reflect both the positive or negative Currency Performances of the Basket Currencies and the time remaining to the Automatic Exercise Date, among other factors.

♦

The Warrants are non-standardized options—The Warrants are not standardized options of the type issued by the Options Clearing Corporation (the “OCC”), a clearing agency regulated by the Securities and Exchange Commission. The Warrants are unsecured contractual obligations of Deutsche Bank AG and will rank equally with all of our other unsecured contractual obligations and unsecured and unsubordinated debt. Thus, unlike purchasers of OCC standardized options, who have the credit benefits of guarantees and margin and collateral deposits by OCC clearing members to protect the OCC from a clearing member’s failure, purchasers of the Warrants may look solely to Deutsche Bank AG for performance of its obligation to pay the Cash Settlement Amount, if any, upon the automatic exercise of the Warrants. Additionally, the secondary market for the Warrants, if any exists, is not expected to generally be as liquid as the market for OCC standardized options, and, therefore, sales of the Warrants prior to the Automatic Exercise Date may yield a sale price that is lower than the theoretical value of the Warrants based on the then-prevailing level of the Basket.

♦

The Warrants will be exercised automatically on the Automatic Exercise Date—The Warrants will be exercised automatically on the Automatic Exercise Date. Neither you nor we can exercise the Warrants at any time prior to the Automatic Exercise Date. Accordingly, unless you sell the Warrants prior to the Automatic Exercise Date, you will not be able to capture any positive Currency Performances of the Basket Currencies as measured at any point in time prior to the Automatic Exercise Date. If the Basket Performance is equal to or less than zero, you will lose your entire investment in the Warrants even if the Currency Performances of the Basket Currencies had been positive at times prior to the Automatic Exercise Date. Additionally, you do not have a choice as to whether the Warrants will be exercised on the Automatic Exercise Date; exercise of the Warrants is automatic. Accordingly, if the Basket Performance is equal to or less than zero, you will not have the option to cancel your investment, continue to hold the Warrants, or otherwise seek a return of your investment, and you will not be able to benefit from any positive Currency Performances of the Basket Currencies that occur after the Automatic Exercise Date.

♦

Market Risk—The return on the Warrants is linked to the Currency Performances of the Basket Currencies and will depend on whether, and the extent to which, the Basket Performance is positive. Any positive Basket Performance will depend on the Currency Performance of each of the Basket Currencies, which is in turn based upon the formula set forth above. The Warrants are not principal protected, in whole or in part. You will lose your entire investment in the Warrants if the Basket Performance, calculated as described above, is equal to or less than zero.

♦

Any potential Cash Settlement Amount will be determined only as of the Automatic Exercise Date—The Basket Performance and the Cash Settlement Amount will be calculated as of the Automatic Exercise Date. If the Basket Performance is equal to or less than zero, you will lose your entire investment in the Warrants. This will be true even if the Currency Performances of the Basket Currencies had been positive at other times during the term of the Warrants. If the Basket Performance is positive but less than the Warrant Premium Percentage, you will lose a portion of your investment in the Warrants. This will be true even if the Basket Performance exceeds the Warrant Premium Percentage at other times during the term of the Warrants.

♦	The Warrants are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

♦

Gains in the Currency Performance of one or more Basket Currencies may be offset by losses in the Currency Performance of other Basket Currencies—The Warrants are linked to the performance of the Basket, which is composed of four equally weighted Currency Performances. The performance of the Basket will be based on the appreciation or depreciation of the Basket as a whole. Therefore, positive Currency Performances of one or more Basket Currencies may be offset, in whole or in part, by negative Currency Performances of one or more other Basket Currencies of equal or greater magnitude, which may result in an aggregate Basket Performance equal to or less than zero, and, accordingly, a Cash Settlement Amount of zero.

♦

The inclusion in the original issue price of each agent’s commission and the cost of hedging our obligations under the Warrants directly or through one or more of our affiliates is likely to adversely affect the value of the Warrants prior to the Automatic Exercise Date—While the Cash Settlement Amount, if any, will be based on the Notional Amount of your Warrants and the Currency Performances as described in this pricing supplement, the original issue price of the Warrants includes each agent’s commission and the cost of hedging our obligations under the Warrants directly or through one or more of our affiliates. Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price at which Deutsche Bank AG or its affiliates will be willing to purchase Warrants from you, prior to the Automatic Exercise Date, in secondary market transactions, if at all, will likely be lower than the original Issue Price. In addition, any such price may differ from values determined by pricing models used by Deutsche Bank AG or its affiliates as a result of such compensation or other transaction costs.

♦

The Warrants are not designed to be short-term trading instruments—You should be willing and able to hold your Warrants to maturity. You will receive the Cash Settlement Amount, if any, only if you hold your Warrants to maturity.

♦

Currency markets may be volatile—Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. The Basket Currencies exchange rates may be volatile and are affected by numerous factors specific to each foreign country. These factors may affect the values of the Basket Currencies relative to the U.S. dollar and the value of your Warrants in varying ways, and different factors may cause the values of the Basket Currencies and the volatility of their prices to move in inconsistent directions at inconsistent rates.

♦

Legal and regulatory risks—Legal and regulatory changes could adversely affect the Basket Currencies exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to the Basket Currencies exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Basket and, consequently, the value of the Warrants.

♦

The Basket Currencies are subject to emerging markets’ political and economic risks—The Basket Currencies include those of emerging market countries, which are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional and social tensions and in some cases, instability and reaction against market reforms has occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing market nation. Political or economic instability is likely to have an adverse effect on the performance of the Basket, and, consequently, the return on the Warrants.

♦

If the liquidity of the Basket Currencies is limited, the value of the Warrants would likely be impaired—Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Automatic Exercise Date would likely have an adverse effect on the closing level of the Basket, and therefore, on the return on your Warrants. Limited liquidity relating to the Basket Currencies may also result in Deutsche Bank AG, London Branch being unable to determine the level of the Basket using its normal means. The resulting discretion in determining the level of the Basket could, in turn, result in potential conflicts of interest.

♦

Suspension or disruptions of market trading in the Basket Currencies may adversely affect the value of the Warrants—The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets, and the participation of speculators. These circumstances could adversely affect the exchange rates of the Basket Currencies and, therefore, the value of the Warrants.

♦

Potential conflicts of interest exist because the Issuer, the calculation agent for the Basket, and the calculation agent for the Warrants are the same legal entity—Deutsche Bank AG is the Issuer of the Warrants, the calculation agent for the Warrants, and the calculation agent for the Basket. Deutsche Bank AG, London Branch carries out calculations necessary to calculate the Basket Performance and maintains some discretion as to how such calculations are made, in particular if the Spot Rate is not available. There can be no assurance that any determinations made by Deutsche Bank AG in these various capacities will not affect the level of the Basket or the value of the Warrants. Because determinations made by Deutsche Bank AG in these roles may affect the Cash Settlement Amount, potential conflicts of interest may exist between Deutsche Bank AG and you.

♦

Lack of liquidity—The Warrants will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the Warrants in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your Warrants easily. Because other dealers are not likely to make a secondary market for the Warrants, the price at which you may be able to sell your Warrants is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the Warrants.

♦

Potential Deutsche Bank AG or UBS AG impact on price—Trading or transactions by Deutsche Bank AG, UBS AG and their respective affiliates in the Basket and/or reference currencies or in financial instruments related to such currencies may have a material effect on the Basket Currency prices and consequently may have a negative impact on the value of the Warrants.

♦

Potential conflicts of interest—The Issuer and its agents and their respective affiliates trade in the Basket and reference currencies and in financial instruments related to such currencies. Deutsche Bank AG, UBS AG and their respective affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the Basket and/or reference currencies, which may present conflicts between these entities and you, as a holder of the Warrants. Any of these trading or other activities could potentially affect the Basket Performance and the prices of the Basket and/or reference currencies, and thus could affect the value of the Warrants, and the amount, if any, payable to you at maturity.

♦

We and our affiliates and agents, or UBS AG and its affiliates, may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Warrants. Any such research, opinions or recommendations could affect the Basket Currencies or the value of the Warrants—We, our affiliates and agents, and UBS AG and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the Warrants, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Warrants. We, our affiliates and agents or UBS AG and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the Warrants. Any research, opinions or recommendations expressed by us, our affiliates or agents, or UBS AG or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Warrants and the appreciation potential of the Basket Currencies.

♦

Economic and market factors will impact the value of the Warrants—We expect that, generally, the exchange rates for the Basket Currencies on any day will affect the value of the Warrants more than any other single factor. However, you should not expect the value of the Warrants in the secondary market to vary in proportion to the appreciation of depreciation of the Basket Currencies relative to the U.S. dollar. The value of the Warrants will be affected by a number of other factors that may either offset or magnify each other, including:

♦	the expected volatility of the Basket Currencies and the reference currency;

♦	the time remaining to the Automatic Exercise Date;

♦	the exchange rates and the volatility of the exchange rates between each Basket Currency and the U.S. dollar;

♦	interest and yield rates in the market generally and in the markets of the Basket Currencies and the U.S. dollar;

♦	a variety of economic, financial, political, regulatory or judicial events;

♦	supply and demand for the Warrants; and

♦	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦

Market disruptions may adversely affect your return—The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly valuing the Basket Performance and calculating the amount that we are required to pay you upon maturity. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Warrants or prevents the calculation agent from determining the Basket Performance or Cash Settlement Amount in the ordinary manner, the calculation agent will determine the Basket Performance or Cash Settlement Amount in a commercially reasonable manner and in accordance with general market practice and it is possible that the Automatic Exercise Date and the Final Settlement Date will be postponed, which may adversely affect the return on your Warrants. For example, if the source for an exchange rate is not available on the Automatic Exercise Date, the calculation agent will determine the exchange rate for such date and such determination may adversely affect the return on your Warrants.

♦

Holdings of the Warrants by our affiliates and future sales may affect the value of the Warrants—Certain of our affiliates may purchase some of the Warrants for investment. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the Warrants offered in that offering. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests. In addition, if a substantial portion of the Warrants held by our affiliates were to be offered for sale in the secondary market, if any such market exists, following such an offering, the market price of the Warrants may fall. The negative effect of such sales on the value of the Warrants could be more pronounced if secondary trading in the Warrants is limited or illiquid.

♦

Uncertain tax treatment—Certain aspects of the tax treatment of the Warrants are not clear, and no assurance can be given that the IRS will accept, or a court will uphold, the tax consequences described in this pricing supplement or in the accompanying product supplement W-B. You should consult your tax adviser regarding the U.S. federal tax consequences of investing in the Warrants (including possible alternative treatments), as well as any tax consequences arising under the laws of any state, local of non-U.S. taxing jurisdiction.

The Basket Currencies

Spot Rates

The Spot Rate for the Indonesian Rupiah on each date of calculation will be the Indonesian Rupiah/U.S. dollar spot rate at 11:00 a.m. Singapore time, expressed as the amount of Indonesian Rupiah per one U.S. dollar, for settlement in two business days, reported by the Association of Banks in Singapore which appears on the Reuters Page “ABSIRFIX01” to the right of the caption “Spot” under the column “IDR” at approximately 11:30 a.m., Singapore time, on such date of calculation.

The Spot Rate for the Indian Rupee on each date of calculation will be the Indian Rupee/U.S. dollar reference rate, expressed as the amount of Indian Rupees per one U.S. dollar, for settlement in two business days, reported by the Reserve Bank of India which appears on the Reuters Page “RBIB” at approximately 12:30 p.m., Mumbai time, or as soon thereafter as practicable, on such date of calculation.

The Spot Rate for the Malaysian Ringgit on each date of calculation will be the Malaysian Ringgit/U.S. dollar spot rate at 11:00 a.m. Singapore time, expressed as the amount of Malaysian Ringgit per one U.S. dollar, for settlement in two business days, reported by the Association of Banks in Singapore which appears on the Reuters Page “ABSIRFIX01” to the right of the caption “Spot” under the column “MYR” at approximately 11:30 a.m., Singapore time, on such date of calculation.

The Spot Rate for the Philippine peso on each date of calculation will be the Philippine peso/ U.S. dollar morning weighted average rate for such date of calculation, expressed as the amount of Philippine pesos per one U.S. Dollar, for settlement in one Business Day reported by the Philippine Dealing System PDEX, which appears on the Reuters Screen PDSPESO Page to the right of the caption “AM WT AVE” at approximately 11:30 a.m., Manila time, or as soon thereafter as practicable, on such date of calculation.

If any of the foregoing Spot Rates is unavailable (or is published in error) with respect to any Basket Currency, the Spot Rate for such Basket Currency shall be selected by the calculation agent in a commercially reasonable manner and in accordance with general market practice.

Market Disruption Events

The calculation agent may, in its sole discretion, determine that an event has occurred that prevents it from valuing one or more of the Basket Currencies or the Cash Settlement Amount, in the manner initially provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currency. If the calculation agent, in its sole discretion, determines that any of these events prevents us or our affiliates from properly hedging our obligations under the Warrants or prevents the calculation agent from determining such value or amount in the ordinary manner, the calculation agent will determine such value or amount in a commercially reasonable manner and in accordance with general market practice and it is possible that the Automatic Exercise Date and Final Settlement Date may be postponed, which may adversely affect the return on your Warrants. For example, if the source for an exchange rate is not available on the Automatic Exercise Date, the calculation agent will determine the exchange rate for such date and such determination may adversely affect the return on your Warrants.

Historical Information

The following charts show the historical performance of the Basket as well as historical individual exchange rates for each of the Basket Currencies against the U.S. dollar. In each case the charts use exchange rates which are based on Bloomberg end of day quotations for the period end dates set forth in the following tables and not on the Spot Rates set forth above. These historical data are shown for the period from January 1, 1998 to June 25, 2008. These historical data are not indicative of the historical or future values of the Spot Rates (which are determined as set forth above) or of the historical or future performance of the Basket and are for illustrative purposes only. We cannot give you any assurance that the Basket Performance will be greater than zero or that you will receive any return on your investment. Any historical upward or downward trend in the exchange rates set forth in the following charts during any period set forth below is not an indication that the Spot Rates or Basket Performance are more or less likely to increase or decrease at any time during the term of the Warrants. As set forth in the following tables, a high exchange rate for a given year indicates a weakening of the relevant Basket Currency relative to the U.S. dollar, while a low exchange rate indicates a strengthening of that Basket Currency relative to the U.S. dollar. The graphs following each Basket Currency’s exchange rate table set forth the historical exchange rate performance of each respective Basket Currency for the period from January 1, 1998 through June 25, 2008. The daily exchange rates published by Bloomberg Financial Markets may differ from the Spot Rates for the applicable Basket Currency. We will not use Bloomberg Financial Markets to determine the applicable Spot Rate for each of the Basket Currencies.

Philippine Peso

Historical High, Low and Period End Exchange Rates

January 1, 1998 through June 25, 2008

(expressed as units of Philippine Peso per U.S. dollar)

Philippine Peso	High	Low	Period End
1998	46.550	36.755	38.800
1999	41.200	37.500	40.245
2000	51.950	39.725	50.000
2001	55.800	46.500	51.600
2002	53.925	49.250	53.600
2003	55.855	51.900	55.540
2004	56.500	55.050	56.230
2005	56.448	52.955	53.085
2006	53.650	48.985	49.010
2007	49.190	40.995	41.230
2008 (through June 25, 2008)	44.720	40.225	44.467

Indonesian Rupiah

Historical High, Low and Period End Exchange Rates

January 1, 1998 through June 25, 2008

(expressed as units of Indonesian Rupiah per U.S. dollar)

Indonesian Rupiah	High	Low	Period End
1998	16950.00	5351.00	8000.00
1999	9600.00	6520.00	7100.00
2000	9675.00	6950.00	9675.00
2001	12200.00	8280.00	10400.00
2002	10550.00	8427.00	8950.00
2003	9160.00	8095.00	8420.00
2004	9595.00	8299.00	9270.00
2005	11800.00	9115.00	9830.00
2006	9846.00	8694.00	8994.00
2007	9580.00	8640.00	9400.00
2008 (through June 25, 2008)	9499.00	9040.00	9229.00

Indian Rupee

Historical High, Low and Period End Exchange Rates

January 1, 1998 through June 25, 2008

(expressed as units of Indian Rupee per U.S. dollar)

Indian Rupee	High	Low	Period End
1998	43.6150	38.3650	42.4900
1999	43.6275	42.3000	43.5500
2000	46.9150	43.4750	46.6750
2001	48.3700	46.3412	48.2450
2002	49.0713	47.9235	47.9750
2003	48.0500	45.2100	45.6250
2004	46.5150	43.2800	43.4600
2005	46.3900	43.1300	45.0500
2006	47.0500	44.0200	44.2600
2007	44.6950	39.1850	39.4150
2008 (through June 25, 2008)	43.2250	39.2200	42.7300

Malaysian Ringgit

Historical High, Low and Period End Exchange Rates

January 1, 1998 through June 25, 2008

(expressed as units of Malaysian Ringgit per U.S. dollar)

Malaysian Ringgit	High	Low	Period End
1998	4.8850	3.3800	3.8000
1999	3.8050	3.7950	3.7995
2000	3.8005	3.7995	3.8000
2001	3.8005	3.7980	3.8005
2002	3.8040	3.7920	3.7995
2003	3.8003	3.7995	3.8000
2004	3.8049	3.7950	3.8000
2005	3.8050	3.7405	3.7795
2006	3.7797	3.5217	3.5280
2007	3.5300	3.3025	3.3067
2008 (through June 25, 2008)	3.3140	3.1270	3.2555

Supplemental Underwriting Information

UBS Financial Services Inc., and its affiliates, acting as agents for Deutsche Bank AG, will receive or allow as concessions to other dealers discounts and commissions of $0.50 per Warrant. See “Underwriting” in the accompanying product supplement W-B.